UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to
Commission file number 1-3932
Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WHIRLPOOL CORPORATION
Global Headquarters
2000 North M-63
Benton Harbor, MI 49022-2692

WHIRLPOOL 401(k) RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Whirlpool 401(k) Committee
Whirlpool 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Whirlpool 401(k) Retirement Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Whirlpool 401(k) Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 28, 2016

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Employer contributions receivable	$2,317,291	$3,080,175
Investments at fair value	2,160,724,839	2,231,741,216
Notes receivable from participants	50,553,885	48,616,157
Net assets available for benefits	$2,213,596,015	$2,283,437,548
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2015	2014
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(92,508,424)	$160,238,489
Dividends on Whirlpool Corporation common stock	4,959,479	4,565,767
Other dividend income	18,075,648	17,389,729
Interest income	6,330,454	6,129,778
Total investment (loss) income	(63,142,843)	188,323,763
Interest income on notes receivable from participants	2,159,258	2,011,114
Contributions:
Employer contributions	74,873,593	70,590,522
Participant contributions	90,368,031	82,144,493
Rollover contributions	13,433,917	7,059,919
Total contributions	178,675,541	159,794,934
Total additions	117,691,956	350,129,811
Deductions
Benefit payments	185,990,941	190,718,061
Administrative expenses	1,762,582	993,747
Total deductions	187,753,523	191,711,808
Net (decrease) increase in net assets available for benefits prior to transfers	(70,061,567)	158,418,003
Transfers from qualified plan	220,034	—
Net assets available for benefits:
Beginning of year	2,283,437,548	2,125,019,545
End of year	$2,213,596,015	$2,283,437,548
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
(1)    DESCRIPTION OF PLAN
The Whirlpool 401(k) Retirement Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation (referred to herein as the Employer, Company, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility and Participant Contributions
U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 75%. Additionally, certain employees may make tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant (up to 75% of such bonus) to be deposited into the Plan.
New employees are automatically enrolled in the Plan at 5% unless they affirmatively opt out of the Plan or make a different deferral election. Beginning in 2015, employees who are not participating or are participating at less than 5% are automatically re-enrolled in the Plan on an annual basis at 5%, unless they affirmatively opt out of re-enrollment. Also beginning in 2015, if a participant has been automatically enrolled or affirmatively elects to defer a portion of eligible earnings less than 15%, the participant's deferral percentage will automatically be increased by 1% each January 1 until reaching 15%, unless the participant opts out of such increases.
The Plan limits participant contributions to the maximum allowable annual contribution as determined by the Internal Revenue Code (the IRC).
Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions, in excess of such limits, but subject to the limitations of Section 414(v) of the IRC.
Participant contribution elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, the website, or the customer service representative, to be effective, in most cases, as of the beginning of the next payroll period.
Employer Contributions, Vesting and Investment Options
The Plan’s provisions for the Employer’s discretionary matching contribution are to provide up to a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Employees are also eligible to receive a 3% automatic Whirlpool contribution. Employer discretionary matching and automatic contributions and tax-deferred contributions are 100% vested at all times.
Company contributions may be made in the form of cash or Whirlpool Corporation common stock. For the 2015 and 2014 plan years, $74,873,593 and $70,590,522 of the Company’s contributions, respectively, were made in cash. No contributions were made in shares of Company stock during 2015 and 2014. The Plan does not restrict the participant’s ability to transfer amounts out of the Whirlpool Corporation Common Stock Fund, subject to the Company’s insider trading policy.
A self-directed brokerage account is offered whereby participants can choose to invest a portion of their accounts in investments outside the Plan’s fund lineup. Special contribution, loan, distribution, withdrawal, and fee allocation rules apply to self-directed brokerage accounts.
The Plan has an employee stock ownership plan (the Whirlpool ESOP Plan) component within its Whirlpool Corporation Stock Fund. Automatic contributions made in Company stock may be initially invested in the Whirlpool ESOP Plan. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or to receive a cash payout quarterly. All dividends are 100% vested.
The participants' contributions and the Employer’s discretionary matching and automatic cash contributions are invested in funds selected by the applicable participant. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Benefit Payments
Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum cash distribution equal to the value of his or her account. Participants with an account balance that exceeds $1,000 but does not exceed $5,000 will have their balance rolled over to an individual retirement account unless they timely elect to receive a distribution in cash. Participants with account balances in excess of $5,000 may elect to receive a lump-sum distribution, a monthly, quarterly, or annual installment option over a period of up to 10 years, roll over their account balances to an eligible retirement plan, or leave their account balances in the Plan.
Participant Accounts
Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The plan administrator is responsible for determining that such transactions are in accordance with the Plan.
Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.
The benefit to which a participant is entitled is equal to the value of the participant’s account.
Plan investments are made in accordance with the participants’ directions in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds.
Loans
The Plan provides for loans to participants in amounts up to the lesser of 50% of the eligible portion of a participant’s account balance or $50,000 reduced by the highest balance of all plan loans within the preceding 12 months, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.
Plan Termination
The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and ERISA.
(2)    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Reclassifications
Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation. For 2015, the investments at fair value are shown in the aggregate on the statement of net assets available for benefits and the same presentation was applied to prior year.
Payment of Benefits
Benefits are recorded when paid, except for loans in default which are accounted for as distributions and included in benefit payments at that time.
Investments Held by the Trust
All the investments of the Plan are held by the trust. The custodian invests assets of the trust according to the participants’ directions. Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated daily to the investment funds based on each investment fund’s proportionate share of the current value of the trust assets.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Investment Valuation
Whirlpool Corporation common stock is valued at the last reported sales price on an active national securities exchange on the last business day of the plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares at year-end. The fair value of the participation units and shares owned by the Plan in the common and collective trust funds are based on the net asset values at year-end. The net asset values of the common and collective trust funds are based on the fair value of the underlying investments as determined by the fund sponsor. Self-directed brokerage accounts primarily consist of mutual funds that are valued at quoted market prices, which represent the net asset values of shares at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Within the common and collective trust funds, the Vanguard Retirement Savings Trust Fund III is designed to deliver safety and stability by preserving principal and accumulated earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the funds.
All other trusts within the common and collective trust funds use an asset allocation strategy that is designed for investors planning to retire and leave the workforce in or within a few years of the target year. The common and collective trust's asset allocation will become more conservative over time. There are currently no redemption restrictions on these investments.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, record keeping fees, and investment management fees (all of which are paid by participants) are paid by Whirlpool.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management elected to early adopt ASU 2015-07.
In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure of fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits. It also eliminates the requirement to disclose the net appreciation or depreciation in fair value of investments by general type; the amount only needs to be disclosed in the aggregate. The ASU also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are exempt from the requirement to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Parts I and II are to be applied retrospectively. Management elected to early adopt ASU 2015-12.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(3)    FAIR VALUE MEASUREMENTS
Investments held by the Plan are stated at fair value. Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs to valuation techniques used in measuring fair values as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
See Note 2 for a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the techniques and inputs used to measure fair values at December 31, 2015. The Plan had no Level 2 or 3 assets or liabilities at December 31, 2015 and 2014.
Assets measured at fair value are as follows:

December 31, 2015	Quoted Prices (Level 1)	Total
Mutual funds	$900,398,743	$900,398,743
Self-directed brokerage accounts	27,709,581	27,709,581
Whirlpool Corporation common stock	216,795,738	216,795,738
	$1,144,904,062	$1,144,904,062
Common/collective trust funds measured at net asset value:
Target retirement		709,294,520
Fixed income		306,526,257
Total common/collective trust funds		1,015,820,777
Total investments at fair value		$2,160,724,839

December 31, 2014	Quoted Prices (Level 1)	Total
Mutual funds	$934,959,410	$934,959,410
Self-directed brokerage accounts	27,012,254	27,012,254
Whirlpool Corporation common stock	278,864,114	278,864,114
	$1,240,835,778	$1,240,835,778
Common/collective trust funds measured at net asset value:
Target retirement		668,924,390
Fixed income		321,981,048
Total common/collective trust funds		990,905,438
Total investments at fair value		$2,231,741,216

(4)    INCOME TAX STATUS
The Plan has most recently received a determination letter from the Internal Revenue Service (the IRS) dated September 8, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2012.
(5)    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(6)    RELATED PARTY TRANSACTIONS
The Plan holds units of common and collective trust funds and shares of mutual funds managed by Vanguard Fiduciary Trust Company, the custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
(7)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$2,213,596,015	$2,283,437,548
Adjustment from contract value to fair value	—	9,981,413
Net assets per the Form 5500	$2,213,596,015	$2,293,418,961

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2015
Net decrease in net assets available for benefits per the financial statements	$(70,061,567)
Adjustment from contract value to fair value at beginning of year	(9,981,413)
Adjustment from contract value to fair value at end of year	—
Net decrease in net assets available for benefits per the Form 5500	$(80,042,980)

Supplemental Schedule

WHIRLPOOL 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)
EIN 38-1490038        Plan #001
December 31, 2015

	Number of	Current
Description of Investment	Shares or Units	Value
Mutual funds:
Vanguard Extended Market Index Fund*	1,059,904	$166,288,357
Vanguard FTSE All-World ex-US Index Fund*	1,028,751	88,081,638
Vanguard Growth Index Fund*	4,927,582	269,883,672
Vanguard Institutional Index Fund*	593,824	110,819,528
Vanguard Prime Money Market Fund*	194,844	194,844
Vanguard Total Bond Market Index Fund*	10,494,172	111,657,988
Vanguard Value Index Fund*	4,823,153	153,472,716
		900,398,743
Common/collective trust funds:
Vanguard Retirement Savings Trust III*	306,526,257	306,526,257
Vanguard Target Retirement Income Trust I*	459,796	20,621,852
Vanguard Target Retirement 2010 Trust I*	580,316	25,005,807
Vanguard Target Retirement 2015 Trust I*	767,308	33,224,432
Vanguard Target Retirement 2020 Trust I*	3,440,012	149,330,918
Vanguard Target Retirement 2025 Trust I*	1,665,557	71,235,865
Vanguard Target Retirement 2030 Trust I*	2,891,052	122,464,976
Vanguard Target Retirement 2035 Trust I*	1,213,333	51,566,634
Vanguard Target Retirement 2040 Trust I*	2,679,531	115,460,993
Vanguard Target Retirement 2045 Trust I*	1,172,059	50,339,932
Vanguard Target Retirement 2050 Trust I*	1,079,167	46,609,206
Vanguard Target Retirement 2055 Trust I*	331,524	17,458,030
Vanguard Target Retirement 2060 Trust I*	216,204	5,975,875
		1,015,820,777

Whirlpool Corporation common stock*	1,476,106	216,795,738
Vanguard Brokerage Option*	—	27,709,581
		2,160,724,839
Notes receivable:
Participant loans*	Varying maturities with interest rates of 4.25% - 10.5%	50,553,885
Total investments per Form 5500		$2,211,278,724
*Party in interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Whirlpool 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Whirlpool 401(k) Retirement Plan

By:	/s/ LARRY M. VENTURELLI
Name:	Larry M. Venturelli
Title:	Executive Vice President and Chief Financial Officer
Date: June 28, 2016

EXHIBIT INDEX
TO
FORM 11-K FOR
WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm